Schedule 13G/A                                    Page _____ of _____ Pages
                                                          1        5







                                   UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549


                                    SCHEDULE 13G

                      Under the Securities Exchange Act of 1934
                                 (Amendment No. ___)*
                                                 13







                           PRECISION CASTPARTS CORPORATION
                 ___________________________________________________
                                  (Name of Issuer)


                                    COMMON SHARES
                 ___________________________________________________
                           (Title of Class of Securities)


                                      740189105
                 ___________________________________________________
                                   (Cusip Number)

                 ___________________________________________________
               (Date of Event Which Requires Filing of this Statement)



 Check the appropriate box to designate the rule pursuant to which this
 Schedule is filed:

 [X] Rule 13d-1(b)
 [ ] Rule 13d-1(c)
 [ ] Rule 13d-1(d)

 *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

 The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G                                      Page _____ of _____ Pages
                                                          2       5



Item 1(a) and (b).  Name and Address of Issuer & Principal Executive Offices:
                    _________________________________________________________
                   PRECISION CASTPARTS CORPORATION
                   4650 SW MACADAM
                   SUITE 440
                   PORTLAND, OREGON

Item 2(a).  Name of Person Filing: State Farm Mutual Automobile Insurance
            _____________________
                                   Company and related entities; See Item 8 and Exhibit A

Item 2(b).  Address of Principal Business Office: One State Farm Plaza
            ____________________________________
                                                  Bloomington, IL 61710

Item 2(c).  Citizenship: United States
            ___________

Item 2(d) and (e).  Title of Class of Securities and Cusip Number: See above.
                    _____________________________________________

Item 3.  This Schedule is being filed, in accordance with 240.13d-1(b).
         _____________________________________________________________
         See Exhibit A attached.

Item 4(a).  Amount Beneficially Owned: 0 shares
            _________________________

Item 4(b).  Percent of Class: 0.00 percent pursuant to Rule 13d-3(d)(1).
            ________________

Item 4(c).  Number of shares as to which such person has:
            ____________________________________________
           (i) Sole Power to vote or to direct the vote:  0
           (ii) Shared power to vote or to direct the vote:
           (iii) Sole Power to dispose or to direct disposition of: 0
           (iv) Shared Power to dispose or to direct disposition of:

Item 5.  Ownership of Five Percent or less of a Class: Yes, see item 4(b)
         ____________________________________________

Item 6.  Ownership of More than Five Percent on Behalf of Another Person: N/A
         _______________________________________________________________

Item 7.  Identification and Classification of the Subsidiary Which Acquired
         __________________________________________________________________
         the Security being Reported on by the Parent Holding Company: N/A
         ______________________________________________________________

Item 8.  Identification and Classification of Members of the Group:
         _________________________________________________________
         See Exhibit A attached.

Item 9.  Notice of Dissolution of Group:  N/A
         ______________________________

 Schedule 13G                                      Page _____ of _____ Pages
                                                          3        5



  Item 10. Certification. By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                      Signature

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



              02/10/2001                   STATE FARM MUTUAL AUTOMOBILE
  _________________________________
                 Date                        INSURANCE COMPANY

                                           STATE FARM LIFE INSURANCE COMPANY

                                           STATE FARM FIRE AND CASUALTY
                                             COMPANY

  STATE FARM INSURANCE COMPANIES           STATE FARM INVESTMENT MANAGEMENT
    EMPLOYEE RETIREMENT TRUST                CORP.

  STATE FARM INSURANCE COMPANIES           STATE FARM GROWTH FUND, INC.
    SAVINGS AND THRIFT PLAN FOR
    U.S. EMPLOYEES                         STATE FARM BALANCED FUND, INC.

                                           STATE FARM MUTUAL FUND TRUST

                                           STATE FARM VARIABLE PRODUCT TRUST






  ____/s/_Paul_N._Eckley___________
                                           ____/s/_Paul_N._Eckley___________

     Paul N. Eckley, Fiduciary of             Paul N. Eckley, Senior Vice
          each of the above                  President of each of the above

 Schedule 13G                                      Page _____ of _____ Pages
                                                          4        5

                            EXHIBIT A


This Exhibit lists the entities affiliated with State Farm Mutual Automobile Insurance Company which might be deemed to constitute a "group" with regard to the ownership of shares reported herein. By way of explanation, State Farm Mutual Automobile Insurance Company is the parent of wholly owned subsidiaries, State Farm Life Insurance Company, which is the parent of the wholly owned subsidiary State Farm Life and Accident Assurance Company; State Farm Fire and Casualty Company; and, State Farm Investment Management Corp. State Farm Investment Management Corp. acts as the investment advisor to State Farm Growth Fund, Inc. and State Farm Balanced Fund, Inc., State Farm Variable Product Trust, and State Farm Mutual Fund Trust. The Investment Committees of the Board of Directors of each of the insurance companies and of the State Farm Investment Management Corp. and the Trustees of the State Farm Insurance Companies Employee Retirement Trust, State Farm Insurance Companies Savings and Thrift Plan for U.S. Employees, State Farm Variable Product Trust, and State Farm Mutual Fund Trust are vested with the responsibility for investing the assets of the companies, the Funds, the Trusts, and the Equities Account and the Balanced Account of the State Farm Insurance Companies Savings and Thrift Plan for U.S. Employees. State Farm Mutual Automobile Insurance Company employs all personnel of the Investment Department. State Farm Investment Management Corp. has a written agreement with State Farm Mutual Automobile Insurance Company whereby the Investment Department personnel assist State Farm Investment Management Corp. in its duties as investment advisor to the Funds, State Farm Variable Product Trust, and State Farm Mutual Fund Trust. Investment actions taken by the Investment Department are ratified by the Investment Committees of the Boards of Directors of the insurance companies and State Farm Investment Management Corp. and by the Trustees of the Trusts and the Plan. Certain members of the Investment Department also execute voting proxies from time to time but in situations where a vote contrary to that of management on a major policy matter is under consideration, approval of the Investment Committees of the Boards of Directors of the Companies involved is first obtained.

Pursuant to Rule 13d-4 each person listed in the table below expressly disclaims "beneficial ownership" as to all shares as to which such person has no right to receive the proceeds of sale of the security and disclaims that it is part of a "group".


 Schedule 13G                                      Page _____ of _____ Pages
                                                          5        5


                                                               Number of
                                                              Shares based
                                             Classification   on Proceeds
Name                                          Under Item 3      of Sale
____                                         ______________   ____________

State Farm Mutual Automobile Insurance Company   IC                 0 shares
State Farm Life Insurance Company                IC                 0 shares
State Farm Life and Accident Assurance Company   IC                 0 shares
State Farm Fire and Casualty Company             IC                 0 shares
State Farm Investment Management Corp.           IA                 0 shares
State Farm Growth Fund, Inc.                     IV                 0 shares
State Farm Balanced Fund, Inc.                   IV                 0 shares
State Farm Variable Product Trust                IV                 0 shares
State Farm Insurance Companies Employee
    Retirement Trust                             EP                 0 shares
State Farm Insurance Companies Savings and
    Thrift Plan for U.S. Employees               EP
  Equities Account                                                  0 shares
  Balanced Account                                                  0 shares
State Farm Mutual Fund Trust                     IV                 0 shares
                                                    -----------------
                                                                    0 shares